EX-99.77Q2 ITEM 405

Based upon the Fund's review of any Forms 3, 4 and 5 and/or representations furnished to the Fund, the Fund believes that for its most recently completed fiscal year, all reports required by section 16(a) of the Exchange Act of 1934, as amended, were completed and filed in a timely manner, except as follows: a Form 3 relating to acquisition of securities for Voya Financial, Inc. was not filed in a timely manner relative to the transaction date.